                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              AMENDED AND RESTATED
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                     American Mobile Satellite Corporation
                    -----------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                    -----------------------------------------
                         (Title of Class of Securities)

                                  02755R 10 3
                    -----------------------------------------
                                 (CUSIP Number)

      Scott B. Tollefsen, Hughes Communications Satellite Services, Inc.;
             1500 Hughes Way, Long Beach, CA  90810; (310) 525-5150
             ------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 July 1, 1996
                    -----------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 02755R 10 3           SCHEDULE 13D             PAGE 2 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.
                          I.R.S. I.D. NO. 95-3881942

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
                                      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5     2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      CA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            6,691,622

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             6,691,622

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,691,622

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                         See Item 5 [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.73%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 02755R 10 3           SCHEDULE 13D             PAGE 3 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          HUGHES COMMUNICATIONS, INC.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
                                      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5     2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      CA

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,691,622
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,691,622

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,691,622

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                         See Item 5 [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.73%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 02755R 10 3           SCHEDULE 13D             PAGE 4 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          HUGHES AIRCRAFT COMPANY

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
                                      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5     2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      DE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,691,622
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,691,622

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      6,691,622

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                         See Item 5 [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      26.73%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 02755R 10 3           SCHEDULE 13D             PAGE 5 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          HUGHES ELECTRONICS CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
                                      WC

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5     2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      DE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            2,437,500 (if the Warrants dated June 28, 1996 were
                          exercisable in full: 3,750,000)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          6,691,622
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             2,437,500 (if the Warrants dated June 28, 1996 were
                          exercisable in full: 3,750,000)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          6,691,622

- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,129,122 (if the Warrants dated June 28, 1996 were exercisable in full:
      10,441,622)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                         See Item 5 [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.25% (if the Warrants dated June 28, 1996 were exercisable in full:
      36.30%)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO

- ------------------------------------------------------------------------------

- -----------------------                                  ---------------------
  CUSIP NO. 02755R 10 3           SCHEDULE 13D             PAGE 6 OF 29 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                          GENERAL MOTORS CORPORATION

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
4
                                      AF

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5     2(d) or 2(e)

                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                      DE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          9,129,122 (if the Warrants dated June 28, 1996 were
     OWNED BY             exercisable in full: 10,441,622)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          9,129,122 (if the Warrants dated June 28, 1996 were exercisable in full: 10,441,622)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      9,129,122 (if the Warrants dated June 28, 1996 were exercisable in full:
      10,441,622)
- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
12
                                                         See Item 5 [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      33.25% (if the Warrants dated June 28, 1996 were exercisable in full:
      36.30%)

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                      CO

- ------------------------------------------------------------------------------

                                                              Page 7 of 29 Pages

ITEM 1.  SECURITY AND ISSUER
- ------   -------------------

               This Amended and Restated Schedule 13D (the "Schedule 13D") relates to shares of Common Stock, $.01 par value ("Common Stock"), of American Mobile Satellite Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 10802 Parkridge Boulevard, Reston, Virginia 22091.

ITEM 2.  IDENTITY AND BACKGROUND
- ------   -----------------------

               This Schedule 13D is being filed by Hughes Communications Satellite Services, Inc. ("HCSS"), a California corporation, Hughes Communications, Inc. ("HCI"), a California corporation, Hughes Aircraft Company ("HAC"), a Delaware corporation, Hughes Electronics Corporation ("HE"), a Delaware corporation, and General Motors Corporation ("GM"), a Delaware corporation (GM, HE, HAC, HCI and HCSS being collectively referred to herein as the "Reporting Persons"). HCSS is a direct wholly owned subsidiary of HCI; HCI is a direct wholly owned subsidiary of HAC; HAC is a direct wholly owned subsidiary of HE; and HE is a direct wholly owned subsidiary of GM. This
Schedule 13D amends and restates the Schedule 13D originally filed by the Reporting Persons on December 29, 1993, as amended on December 23, 1994 and December 22, 1995.

               HCSS is principally engaged in the business of providing communications satellite services. The address of its principal business and principal office is 1500 Hughes Way, Long Beach, California 90810.

               HCI is principally engaged in the business of owning and operating satellites. The address of its principal business and principal office is 1500 Hughes Way, Long Beach, California 90810.

               HAC is principally engaged in the business of designing, manufacturing and marketing commercial and defense electronics systems as well as satellites. The address of its principal business and principal office is 7200 Hughes Terrace, Los Angeles, California 90045.

               HE is principally engaged in the business of designing, manufacturing and marketing advanced electronics systems for automotive, telecommunications and defense applications and of manufacturing, owning and operating commercial communications satellites. The address of its principal business and principal office is 7200 Hughes Terrace, Los Angeles, California 90045.

               GM is principally engaged in the automotive products industry business, consisting of the design, manufacture, assembly and sale of automobiles, trucks and related parts and accessories. It also has financing, insurance, defense and electronic data processing operations. The address of its principal business is 3044 West Grand Boulevard, Detroit, Michigan 43202-3091 and the addresses of its principal offices are 3044 West Grand Boulevard, Detroit, Michigan 43202-3091 and 767 Fifth Avenue, New York, New York 10153-0075.

               Schedules I and II hereto list each executive officer and director of HCSS and GM, respectively, and the business address, present principal occupation or employment and citizenship of each such executive officer and director, as well as the name, principal business and address of any corporation or other organization in which such employment is conducted.

                                                              Page 8 of 29 Pages

               During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), except as set forth in Schedule III hereto.

               During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except as set forth in
Schedule IV hereto.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
- ------   -------------------------------------------------

               Of Common Stock owned by each of the Reporting Persons: (i) 2,790,905 shares were purchased by HCSS from the Issuer prior to April 9, 1992 for an aggregate cash purchase price of $40,933,616.65; (ii) 2,558,257 shares were purchased by HCSS from the Issuer on December 20, 1993 for a cash purchase price of $50,500,000; and (iii) 1,317,460 shares were issued to HCSS by the Issuer on December 20, 1993 upon conversion by HCSS of $27,666,667 principal amount of convertible subordinated notes (collectively, the "Note") previously issued by the Issuer to HCSS.

               The funds used to purchase these 6,666,622 shares of Common Stock and Note described above were loaned to HCSS by HE. The funds received by HCSS from HE for the purchase of the Common Stock and Note were part of the working capital of HE.

               On January 19, 1996, as partial consideration in connection with an interim financing provided to AMSC Subsidiary Corporation (a subsidiary of the Issuer) ("AMSC Subsidiary") by HCSS and certain other parties, HCSS received from the Issuer a warrant entitling it to purchase 25,000 shares of Common Stock at a purchase price per share of $0.01 (the "HCSS Warrant"). The HCSS Warrant is exercisable at any time prior to January 19, 2001.

               On June 28, 1996, upon the closing of a set of agreements providing long-term bank financing for AMSC Subsidiary, HE received a warrant from the Issuer entitling it to purchase 3,750,000 shares of Common Stock at a purchase price per share of $24 (the "HE Warrant"). The HE Warrant was received as a part of the consideration for HE's guaranty of up to $150 million in principal amount of such long-term financing. The number of shares of Common Stock for which the HE Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements (as described under Item 6 below). As of June 28, 1996, the HE Warrant is exercisable for only 2,437,500 shares of Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION
- ------   ----------------------

               The shares of Common Stock held by the Reporting Persons were acquired by them for investment purposes and continue to be held for such purposes.

               The ability of the Reporting Persons to acquire or dispose of shares of Common Stock is limited to some degree by certain agreements, as described under Item 6 below. Subject to such agreements, the Reporting Persons may, from time to time, make additional purchases of Common Stock

                                                              Page 9 of 29 Pages

of the Issuer either in the open market or in private transactions, depending upon the Reporting Persons' evaluation of the Issuer's business, prospects and financial condition, the market for the Common Stock of the Issuer, other opportunities available to the Reporting Persons, general economic conditions, money and stock market conditions, regulatory approvals and other future developments. In particular, the Reporting Persons may purchase Common Stock pursuant to the Right of First Offer Agreement identified in Item 6, or in response to purchases of, tender offers for, or any contractual arrangements to purchase, Common Stock by or among other holders of Common Stock or other third parties. Depending upon the factors set forth in the second sentence of this
Item 4, and subject to certain agreements described in Item 6 below, the Reporting Persons may decide to hold or dispose of all or part of their investment in the Common Stock of the Issuer. The Reporting Persons may formulate proposals, and take action, as they may deem appropriate in the circumstances, to cause any or all of the existing vacancies on the board of directors of the Issuer or certain corporate officer positions of the Issuer to be filled.

               Except as described herein, the Reporting Persons have no present plan or proposal which relates to or would result in:

               (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) any material change in the present capitalization or dividend policy of the Issuer;

               (f) any other material change in the Issuer's business or corporate structure;

               (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) any act or course of conduct causing the Common Stock of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) any act or course of conduct causing the Common Stock of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act"); or

               (j) any action similar to any of those enumerated above.

The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may determine.

                                                             Page 10 of 29 Pages

               To the best knowledge of the Reporting Persons, all shares identified in Item 5 below as beneficially owned by persons listed in Schedules I and II were acquired by such persons for investment purposes. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER
- ------   ------------------------------------

               (a) HCSS owns of record and beneficially 6,691,622 shares of Common Stock of the Issuer (which includes 25,000 shares issuable upon exercise of the warrants dated January 19, 1996 described in Item 3 above). HCI, HAC, HE and GM are the beneficial owners of such shares. Such shares constitute approximately 26.73% of the Common Stock of the Issuer outstanding as of March 31, 1996/1/ (based upon the information set forth in the Issuer's Form 10-Q dated May 14, 1996.

               In addition, HE owns of record and beneficially the HE Warrant which is presently exercisable for 2,437,500 shares. HE's beneficial ownership of an aggregate of 9,129,122 shares represents approximately 33.25% of the Common Stock outstanding as of March 31, 1996. If the HE Warrant were presently exercisable in full, HE would be able to obtain 3,750,000 shares of Common Stock upon exercise, and HE's total beneficial ownership would be 10,441,622 shares of Common Stock, which would represent approximately 36.30% of the Common Stock outstanding as of March 31, 1996./2/ (The restrictions upon exercise of the HE Warrant are described in Item 6 below.) By reason of its ownership stake in HE, GM may be deemed to be the beneficial owner of any shares of Common Stock beneficially owned by HE upon exercise of the HE Warrant.

               To the best knowledge of the Reporting Persons, as of July 1, 1996, none of the persons (other than the Reporting Persons) named in Item 2 beneficially owned, or had the right to acquire, shares of Common Stock of the Issuer, except as set forth in Item 5(c) below.

               The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of the agreements described in Item 6 below: (1) Space Technologies Investments ("Investments") and the following affiliates of Investments: Transit Communications, Inc., Satellite Mobile Telephone Company, L.P. and Satellite Communications Investments Corporation (collectively, the "Investments Entities"); (2) Mtel Space Technologies, L.P. ("Mtel L.P."), its general partner, Mtel Space Technologies Corporation ("Mtel Corp.") and Mtel Technologies, Inc. (collectively, the "Mtel Group"); and (3) Singapore Telecommunications Ltd. ("Singapore Telecom"). Due to certain transactions between Mtel Corp., Mtel, L.P. and Singapore Telecom in December 1995, including the transfer of certain shares of Common Stock from Mtel, L.P. to Singapore Telecom, the Mtel Group might no longer be deemed to be part of such group.

- -----------------------
1. For the purpose of computing this percentage, the HCSS Warrant was deemed to be exercised in full, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

2. For the purpose of computing this percentage, the HE Warrant was deemed to be fully exercisable and exercised in full, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

                                                             Page 11 of 29 Pages

               The Reporting Persons expressly disclaim any beneficial interest in the shares of Common Stock of the Issuer held by the Investments Entities, the Mtel Group and Singapore Telecom, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that any of them is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by any of the Investments Entities, the Mtel Group and Singapore Telecom.

               Based solely upon the information set forth in the Issuer's Proxy Statement dated April 1, 1996 and the Issuer's Form 10-Q dated May 14, 1996, and upon additional information received from the Issuer, the Reporting Persons believe that the Investments Entities and Singapore Telecom beneficially owned the number of shares of Common Stock of the Issuer set forth in the table below, constituting in each case that percentage of the outstanding Common Stock of the Issuer set forth in the table below:


Name of Beneficial Owner            Number of Shares            Percentage/(1)/
- ------------------------            ----------------            --------------
Space Technologies
 Investments, Inc./(2)/                  1,855,539                    7.23%
Transit Communications, Inc.               681,818                    2.73
Satellite Communications
 Investments Corporation/(2)/            1,344,067                    5.32
                                         ---------                   -----
         As a Group                      3,881,424                   14.99%
Singapore Telecommunications Ltd./(3)/   4,731,546                   18.50%

(1) For the purpose of computing the percentage of the Common Stock of the Issuer beneficially owned by the entities listed here, warrants held by such entities were deemed to be exercised to the extent presently exercisable, and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

(2) Includes 649,347 shares of Common Stock issuable to Investments and 230,932 shares of Common Stock issuable to Satellite Communications Investments Corporation ("SCIC"), respectively, upon the exercise of certain warrants previously issued by the Issuer. These warrants are currently exercisable through December 20, 1998 at an exercise price of $21 per share of Common Stock. The shares of Common Stock issuable upon exercise of the warrants were deemed to be outstanding for the purpose of computing the percentage of the Common Stock of the Issuer owned by Investments and SCIC, respectively, but not for the purpose of computing the percentage of the Common Stock owned by any other person.

(3) Consists of 4,512,796 shares of Common Stock held of record and beneficially by Singapore Telecom and 406,250 shares of Common Stock issuable to Singapore Telecom upon the exercise of a warrant that Singapore Telecom received (the "ST Warrant") as part of the consideration for a guaranty that it provided in connection with long-term financing for the Issuer. Like the HE Warrant received by HE in connection with such long-term financing, the ST Warrant is only exercisable in full upon the fulfillment of certain conditions tied to the Issuer's ability to borrow fully under the long-term loan agreements. If such conditions are met, the ST Warrant is ultimately exercisable for 625,000 shares of Common Stock. The ST Warrant is exercisable through June 28, 2001 at an exercise price of $24 per share of Common Stock.


               (b) HCSS has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock of the Issuer owned by it of record and

                                                             Page 12 of 29 Pages

beneficially, subject to the effect of the agreements referred to in Item 6. Each of HCI, HAC, HE and GM has the power to vote or to direct the vote, and the power to dispose or to direct the disposition of, the shares of the Common Stock of the Issuer beneficially owned by it, subject to the effect of the agreements referred to in Item 6.

               To the best knowledge of the Reporting Persons, each of the persons named in Item 2 and specifically identified in the table in Item 5(c) below has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, the Common Stock of the Issuer owned by such person.

               (c) On December 20, 1993, HCSS acquired from the Issuer in a private placement: (i) 2,558,257 shares of Common Stock for an aggregate cash purchase price of $50,500,000, or $19.74 per share, pursuant to the Letter Agreement referred to in Item 6, and (ii) 1,317,460 shares of Common Stock upon conversion by HCSS of $27,666,667 principal amount of the Note, representing a $21.00 conversion price per share.

               As noted under Item 3 above, on January 19, 1996, HCSS received the HCSS Warrant from the Issuer which is exercisable for 25,000 shares of Common Stock. Such warrants are exercisable through January 19, 2001 at an exercise price of $.01 per share of Common Stock.

               As noted under Item 3 above, on July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for AMSC Subsidiary, HE received the HE Warrant from the Issuer, which entitled it to purchase 3,750,000 shares of Common Stock at a purchase price per share of $24. The HE Warrant was received as part of the consideration for HE's guaranty of up to $150 million in principal amount of such long-term financing. The number of shares of Common Stock for which the HE Warrant may be exercised is limited to the extent that certain financial performance tests restrict AMSC Subsidiary's ability to borrow fully under the long-term loan agreements. As of July 1, 1996, the HE Warrant is exercisable for only 2,437,500 shares of Common Stock.

               The Reporting Persons understand that certain officers or directors of the Reporting Persons own approximately 6,591 shares of Common Stock of the Issuer in the aggregate. To the best knowledge of the Reporting Persons, all such transactions were effected as part of the initial public offering of the Issuer's Common Stock which closed on December 20, 1993 and in subsequent transactions on the open market, utilizing personal savings of the buyers. To the best knowledge of the Reporting Persons, the persons named in
Item 2 (other than the Reporting Persons) did not effect any transactions in shares of Common Stock of the Issuer during the past 60 days. There is no agreement, arrangement or understanding between such persons and the Reporting Persons with respect to any securities of the Issuer.

               The Reporting Persons have no beneficial interest in the shares of Common Stock of the Issuer as owned by the persons described in the immediately preceding paragraph.

               As noted under Item 5(a) above, on July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer, Singapore Telecom received the ST Warrant from the Issuer, which entitled it to purchase 625,000 shares of Common Stock at a purchase price per share of $24. The ST Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. The number of shares of Common Stock for which the ST Warrant may be exercised is limited to the extent that

                                                             Page 13 of 29 Pages

certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements. As of July 1, 1996, the ST Warrant is exercisable for only 406,250 shares of Common Stock.

               The Reporting Persons are not aware of any transactions in shares of Common Stock that were effected by the Investments Entities during the past 60 days.

               (d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer owned by the Reporting Persons.

               (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
- ------   --------------------------------------------------------
         WITH RESPECT TO SECURITIES OF THE ISSUER
         ----------------------------------------

               The following descriptions are qualified in their entirety by reference to the agreements attached as exhibits hereto and incorporated herein by reference.

The Stockholders Agreement
- --------------------------

               The Issuer, HCSS, the Investments Entities, the Mtel Group, Singapore Telecom and all other holders of Common Stock of the Issuer as of December 1, 1993 are parties to an Amended and Restated Stockholders' Agreement dated as of December 1, 1993 (the "Stockholders Agreement"), which amends and restates an amended and restated stockholders' agreement dated as of August 14, 1992 among the Issuer and its then stockholders. The Stockholders Agreement became effective on December 20, 1993.

               The Stockholders Agreement defines as a "Specified Stockholder" any stockholder of the Issuer who is a party to the Stockholders Agreement and, together with its affiliates, owns five percent or more of the outstanding Common Stock of the Issuer. Based upon the information set forth in Item 5, at March 31, 1996, each of HCSS, the Investments Entities and Singapore Telecom was a "Specified Stockholder."

               In the Stockholders Agreement, each Specified Stockholder agrees
(a) not to vote to remove directors of the Issuer except for cause (as defined),
(b) not to elect a director of the Issuer who is not a citizen of the United States without first permitting Singapore Telecom to elect a director of the Issuer who is not a citizen of the United States, provided that at the time Singapore Telecom can cast sufficient cumulative votes to elect one director of the Issuer, and (c) to cause its representatives on the board of directors of the Issuer to appoint to the executive committee of the board of directors of the Issuer (i) two directors nominated by each of the two Specified Stockholders, or groups of Specified Stockholders consisting of affiliates of one another, holding of record at the time of determination the greatest number of shares of Common Stock and (ii) one director nominated by the Specified Stockholder, or group of Specified Stockholders consisting of affiliates of one another, holding of record at the time of determination the third greatest number of shares of Common Stock, provided that (x) the Specified Stockholder, or group of Specified Stockholders, making such nomination holds of record at least twelve percent of the issued and outstanding Common Stock until the occurrence of certain events, and thereafter fifteen percent of the issued and outstanding Common Stock, and (y) each Specified Stockholder agrees,

                                                             Page 14 of 29 Pages

during the period that any single Specified Stockholder, or group of Specified Stockholders consisting of affiliates of one another, holds of record more than fifty percent of the issued and outstanding Common Stock, to cause its representatives on the board of directors of the Issuer to appoint to the executive committee of the board of directors of the Issuer those directors nominated by such Specified Stockholder or group of Specified Stockholders.

               The Stockholders Agreement requires each Specified Stockholder to dispose of its shares of Common Stock of the Issuer if the continued holding of such shares by such Specified Stockholder would prevent the Issuer from engaging in any material part of the business of providing mobile satellite services or digital audio radio services and, if such sale does not occur, the Issuer has the option to purchase shares of Common Stock from such Specified Stockholder for one dollar per share. (Article Seven) A Specified Stockholder may also be required to dispose of shares of Common Stock of the Issuer in certain circumstances relating to (i) an increase in the level of alien ownership in such Specified Stockholder or (ii) an increase in the level of alien ownership in the Issuer as a result of certain actions taken by such Specified Stockholder, which increase would cause a violation by the Issuer of the laws (including the Communications Act of 1934, as amended) restricting the grant of licenses by the Federal Communications Commission ("FCC") to, or holding of FCC licenses by, corporations directly or indirectly owned or controlled by aliens. If divestiture does not occur, and such action is necessary to prevent a material adverse effect on the Issuer (e.g. revocation of the Issuer's FCC
                                       ---
license), the Issuer has the option, to the extent necessary to establish compliance, to purchase shares of Common Stock from such Specified Stockholder for one dollar per share. (Article Eight)

               The shares of Common Stock shown as owned by HCSS, the Investments Entities and Singapore Telecom in Item 5 were issued to them in private placements and may not be offered for sale, sold or otherwise transferred other than pursuant to a registration statement or unless an exemption from the registration requirements of the Securities Act of 1933, as amended, is then available. (Section 2.3)

               The Stockholders Agreement provides that shares of Common Stock of the Issuer now or hereafter held by any Specified Stockholder (other than shares that may be purchased by it in the open market) may not be transferred by it to any person that would, after giving effect to the transfer, together with its affiliates, own in excess of five percent of the Common Stock, unless such transferee first becomes a party to the Stockholders Agreement and makes certain representations and warranties to the Issuer and the other Specified Stockholders. (Articles Five and Six)

               The Stockholders Agreement grants each of the holders of the Common Stock of the Issuer party thereto certain demand and piggy-back registration rights. (Article Ten)

               Each Specified Stockholder has agreed in the Stockholders Agreement to vote all of the shares of Common Stock held by it in a manner not inconsistent with the terms and provisions of the Stockholders Agreement. (Section 2.1)

               The Stockholders Agreement may be terminated by the affirmative vote of the holders of three-fourths of the issued and outstanding Common Stock of the Issuer held by holders of Common Stock party to the agreement. (Section 2.1)

               On June 27, 1996, in connection with certain long-term financing provided to AMSC Subsidiary, the parties to the Stockholders Agreement entered into a letter agreement waiving their

                                                             Page 15 of 29 Pages

registration rights under the Stockholders Agreement to the extent necessary to full effect to the Registration Rights Agreement dated June 28, 1996 described below.

Right of First Offer Agreement
- ------------------------------

               The Issuer, HCSS, the Investments Entities, the Mtel Group and Singapore Telecom are parties to a Right of First Offer Agreement ("ROFA") entered into as of November 30, 1993 pursuant to which each party thereto (other than the Issuer) (a) grants to each of the other parties (other than the Issuer), until September 30, 2003, a right of first offer with respect to the shares of Common Stock, and securities exercisable or convertible into shares of Common Stock, now or hereafter held by such party (excluding shares of Common Stock acquired by such party in the open market, and subject to certain other exceptions), and (b) agrees to terminate that certain Investment Agreement dated as of January 21, 1991 among the holders of Common Stock party to the ROFA (or their predecessors in interest), pursuant to which the parties had granted each other certain rights of first refusal in certain circumstances with respect to the shares of Common Stock held by them.

               On June 28, 1996, in connection with the execution of documentation for the Issuer's long-term financing, the ROFA was amended so as to limit its application solely to transfers of shares of Common Stock (and securities exercisable or convertible into shares of Common Stock) between and among HCSS, Singapore Telecom and the Investment Entities.

Letter Agreement
- ----------------

               The Issuer, HCSS, Investments, Mtel Corp. and Singapore Telecom are parties to a letter agreement dated October 11, 1993 (the "Letter Agreement").

               Pursuant to the Letter Agreement, each of HCSS, Investments, Mtel Corp. and Singapore Telecom (each, a "Party") was given the opportunity by the Issuer to purchase shares of Common Stock from the Issuer, on a pro rata basis (based upon the number of shares of Common Stock held by such Party and its affiliates collectively), concurrent with and conditioned upon the consummation of the registered initial public offering by the Issuer of shares of its Common Stock (the "IPO") pursuant to the Registration Statement and the Prospectus, at a per share price equal to 94% of the per share price to the public (before deducting underwriting discounts and commissions). (Paragraph 2)

               The Issuer agreed in the Letter Agreement not to, prior to the third anniversary of the consummation of the IPO, (a) amend Article Fifth or Sixth of its Certificate of Incorporation or include any provision inconsistent therewith in such Certificate of Incorporation or the Issuer's by-laws, (b) amend its Certificate of Incorporation or by-laws to include any provisions, or otherwise enter into any contractual arrangement with any person or entity, which are "anti-takeover" in nature or which otherwise limit or impair the ability of any person or entity to acquire shares of Common Stock, the rights of any stockholder (except as specifically contemplated by the Letter Agreement) or the ability of a majority stockholder to control the Issuer, (c) delete any provision of the Issuer's Certificate of Incorporation or by-laws if such deletion would have such effect or (d) enter into any agreement to do any of the foregoing. (Paragraph 6)

               The Issuer also agreed in the Letter Agreement to obtain an agreement from the underwriters for the IPO not to give to any Party or its affiliates (as defined) the opportunity to purchase shares of Common Stock from the underwriters in the IPO unless the same opportunity was given to all

                                                             Page 16 of 29 Pages

other Parties (and their affiliates), on a pro rata basis. Each Party agreed not to purchase shares of Common Stock from the underwriters in violation of the foregoing provisions. (Paragraph 4)

               The Company also agreed to cause the underwriters for the IPO to agree not to knowingly sell to any one person or entity and its affiliates or any group (as used in Section 13(d)(3) of the Act) (other than brokers and dealers) in the initial offering of the shares of Common Stock a number of shares of Common Stock that exceeds 15% of the aggregate number of shares sold in the IPO. (Paragraph 5)

               Each Party agreed in the Letter Agreement to vote its shares of Common Stock in favor of increasing the authorized share capital of the Issuer to permit the sale of shares of Common Stock in the IPO, subject to compliance in all material respects by the Issuer and the other Parties with the provisions of the Letter Agreement. (Paragraph 7)

Securities Purchase Agreement
- -----------------------------

               On January 19, 1996, the Issuer, AMSC Subsidiary, HCSS, Toronto Dominion Investments, Inc. ("TD Investments"), Morgan Guaranty Trust Company of New York ("Morgan") and The Toronto Dominion Bank, as Payment Agent, entered into a Securities Purchase Agreement (as amended, the "Securities Purchase Agreement") pursuant to which Morgan, TD Investments and HCSS (the "Purchasers") purchased from AMSC Subsidiary Senior Secured Increasing Rate Exchangeable Notes (the "Bridge Notes") in the aggregate principal amount of $40 million. Pursuant to the terms of the Securities Purchase Agreement, such Bridge Notes were exchangeable for shares of the Issuer's Increasing Rate Cumulative Convertible Preferred Stock (the "Preferred Stock"). Under certain circumstances, the Bridge Notes were exchangeable for, and the Preferred Stock was convertible into, shares of the Company's Common Stock. HCSS purchased $10 million aggregate principal amount of the Bridge Notes.

               On April 19, 1996, the Securities Purchase Agreement was amended, among other things, to eliminate the conversion feature of the Notes for Preferred Stock. Currently, AMSC Subsidiary issued an additional $20 million aggregate principal amount of notes (the "Interim Notes") to Morgan and Toronto Dominion (Texas) Inc., which were guaranteed by HE pursuant to the Guaranty Issuance Agreement dated April 19, 1996 described below. On June 12, 1996, AMSC Subsidiary issued an additional $10 million aggregate principal amount of Interim Notes, which were guaranteed by HE and Singapore Telecom.

               All of the Bridge Notes and the Interim Notes were repaid on July 1, 1996 following the consummation of the long-term financing described below.

HCSS Warrant and Registration Rights Agreement
- ----------------------------------------------

               Pursuant to the terms of the Securities Purchase Agreement, the Issuer issued to HCSS the HCSS Warrant dated January 19, 1996. The HCSS Warrant entitles HCSS to purchase from the Issuer 25,000 shares of Common Stock at a purchase price of $0.01 per share. The HCSS Warrant is presently exercisable and expires on January 18, 2001. (Paragraph (b) of the HCSS Warrant)

               The exercise of the HCSS Warrant is restricted where (a) such exercise would cause the Issuer's Alien Ownership Percentage to exceed the Accepted Alien Ownership Percentage Limitation (which is derived from alien ownership restrictions under Section 310(b) of the Communications Act),

                                                             Page 17 of 29 Pages

or (b) such exercise would require the Issuer to issue Common Stock without first having the stockholder approval necessary under Rule 4460(i)(1)(D) of the National Association of Securities Dealers, Inc. Under specified circumstances where exercise of the HCSS Warrant is prevented in whole or in part for either of the foregoing reasons, the Issuer is required to provide the holder of the HCSS Warrant with a payment of funds in lieu of the shares of Common Stock that are not issuable to such holder. (Paragraphs (c) and (d) of the HCSS Warrant)

               The number of shares of Common Stock issuable upon exercise of the HCSS Warrant and the exercise price are subject to adjustment under certain conditions, including stock splits, combinations or reclassifications, asset distributions to holders of Common Stock, subsequent issuances of Common Stock or options, warrants or other securities exercisable or convertible into Common Stock at below-market prices and certain other dilutive events. (Paragraph (j) of the HCSS Warrant)

               HCSS, TD Investments, Morgan and the Issuer are parties to the Registration Rights Agreement dated as of January 19, 1996, as amended and restated as of April 19, 1996. The Registration Rights Agreement provides a holder of the HCSS Warrant (or Common Stock issuable upon exercise thereof) with certain demand and piggyback registration rights. The same registration rights are provided to the holders of the warrants issued to the other parties to the Securities Purchase Agreement (i.e., TD Investments and Morgan).

Guaranty Issuance Agreement (April 1996)
- ----------------------------------------

               HE, the Issuer and AMSC Subsidiary are parties to a Guaranty Issuance Agreement dated April 19, 1996 (the "Interim Guaranty Issuance Agreement"). Pursuant to the Interim Guaranty Issuance Agreement, HE guaranteed (the "Interim Guaranties") the performance of AMSC Subsidiary's obligations under the Bridge Notes and the Interim Notes (collectively, the "Short-Term Financing"). When the Interim Guaranty Issuance Agreement was entered into, the parties contemplated that the Short-Term Financing would be repaid with the proceeds of long-term financing arrangements being negotiated by the Issuer and AMSC Subsidiary. Such long-term financing transactions were expected to be consummated prior to June 30, 1996.

               Under the Interim Guaranty Issuance Agreement, the Issuer and AMSC Subsidiary agreed to pay to HE consideration for the issuance of the Interim Guarantees consisting of cash fees and the issuance of certain warrants exercisable for the Company's Common Stock. The amount of such fees and the number of such warrants was contingent on the timing of the repayment of the Short-Term Financing and whether HE guaranteed the long-term financing used to repay such Short-Term Financing. Because, as of June 30, 1996, the Issuer and AMSC Subsidiary fully repaid the Short-Term Financing with proceeds from the long-term financing, the Interim Guaranties were fully released and HE had provided a guaranty in connection with the long-term financing, HE did not receive any consideration with respect to the issuance of the Interim Guaranties under the Interim Guaranty Issuance Agreement.

The Standstill Agreement
- ------------------------

               The Issuer, AMSC Subsidiary, HE and HCSS are parties to a Standstill Agreement dated as of June 28, 1996 (the "Standstill Agreement"). The Standstill Agreement restricts certain actions of the parties thereto, as described below, unless such actions are approved by the Issuer's independent directors.

                                                             Page 18 of 29 Pages

               The Standstill Agreement restricts the actions of HE, HCSS, the Issuer and AMSC Subsidiary during the Standstill Period. The Standstill Period is defined as the period from June 28, 1996 until: (a) such time as HE and its affiliates beneficially own less than 32% of the voting securities of the Issuer (the "Threshold Level") and do not intend to acquire additional voting securities sufficient to bring their ownership above the Threshold Level; (b) HE delivers to the Issuer the HE Warrant for cancellation without having acquired shares of Common Stock sufficient to increase the beneficial ownership of HE and its affiliates above the Threshold Level; (c) any (i) event of default under certain provisions of certain long-term financing, (ii) purchase of indebtedness by HE pursuant to certain provisions of certain long-term financing, or (iii) failure to repay certain long-term financing at final maturity; (d) the occurrence, prior to the Release Date (as defined), of specified events of default under certain long-term financing where (i) any portion of such long-term financing has become due and payable prior to the date on which it otherwise would have become due and payable, or (ii) such specified event of default is neither waived by both HE and the lenders under such long-term financing nor cured within 60 days after the occurrence thereof; or (e) June 28, 2001. (Section 1)

               In the Standstill Agreement, HE and HCSS agree that neither of them, nor any of their affiliates will: (a) acquire or agree to acquire, as part of a group or otherwise, any voting securities, if after such acquisition HE and its affiliates would beneficially own more than 49.9% of the Issuer's outstanding voting securities; (b) act to influence voting with respect to the election of directors with the purpose of circumventing limitations on the number of directors designated by HE that may serve on the Issuer's board of directors or on the executive committee of the Issuer's board of directors; or
(c) seek or propose certain mergers, business combinations, transfers of assets or securities or similar transactions between HE or any of its affiliates and the Issuer or any of its affiliates. During the Standstill Period but after exercise of HE Warrants sufficient to cause HE and its affiliates to beneficially own securities in excess of the Threshold Level, HE, HCSS and their affiliates will vote the securities acquired upon exercise of the HE Warrant, to the extent such securities cause HE to exceed the Threshold Level, pro rata in accordance with the vote of all voting securities other than such excess securities. (Section 2)

               The restrictions contained in the Standstill Agreement are not deemed to limit the activities of directors properly designated by HE in their capacity as directors. Similarly the Standstill Agreement does not limit the activities of HE, HCSS or any of their affiliates: (a) in connection with their rights as creditors of the Issuer or AMSC Subsidiary; (b) in connection with ongoing or prospective business relationships among the parties to the Standstill Agreement and their affiliates; (c) or exercising their rights as shareholders of the Issuer except as specifically provided in the Standstill Agreement (the rights described in this sentence and the preceding sentence are collectively referred to as the "Hughes Rights"). In addition, HE and HCSS will not be in breach of the restrictions described above, and will not be required to act or refrain from acting due to such restrictions, if (i) the actions at issue are taken in direct competition with certain bona fide offers by third parties or (ii) the acquisition of voting securities at issue relates either to a transaction approved by the Issuer's independent directors or to an action by a third party. (Section 2)

               In the Standstill Agreement, HE and HCSS agree that, in addition to the restrictions described above, they will not appoint to, or allow to serve on, the Issuer's board of directors or executive committee of the board of directors any directors designated by HE, if the number of directors designated by HE would be more than one less than a majority of the directors on the board of directors or executive committee of the board of directors, as applicable. If the restrictions described in this paragraph are breached, HE and HCSS will cause to resign from the applicable body an appropriate number of directors designated by HE. (Section 3)

                                                             Page 19 of 29 Pages

               The Standstill Agreement contains certain transfer restrictions in addition to those contained in the Stockholders' Agreement and the Right of First Offer Agreement. Pursuant to the Standstill Agreement, HE, HCSS and each of their affiliates shall not transfer any of their voting securities of the Issuer to any person who, as a result of such, transfer would beneficially own or have the right to acquire more than 30% of the outstanding voting securities of the Issuer, unless such person agrees to assume the obligations and restrictions placed on HE and HCSS by the Standstill Agreement. (Section 4)

               The Standstill Agreement prohibits HE and its affiliates from entering into "material transactions" (as defined) with the Issuer. Material transactions include: (a) the amendment or termination of the Standstill Agreement; (b) transactions between the Issuer or its subsidiaries and HE or its affiliates; and (c) transactions between stockholders of the Issuer, in their capacity as stockholders, and HE or any of its affiliates. However, the Standstill Agreement does not prohibit material transactions involving an aggregate value of less than $5 million in any calendar year. Furthermore, the provision described in this paragraph does not prohibit transactions that are essentially general business concepts (e.g., whether to buy an additional satellite) as opposed to specific transactions with HE or its affiliates (e.g., whether to buy a satellite from HE) or limit the Hughes Rights. (Section 5)

               The Standstill Agreement prohibits the Issuer from issuing, during the Standstill Period, any class of voting securities with voting rights different from those of the Common Stock without the consent of HE and HCSS.

Guaranty Issuance Agreement (June 1996)
- ---------------------------------------

               Singapore Telecom, HE, Baron Capital Partners, L.P. (a stockholder of the Issuer) ("Baron," and collectively with Singapore Telecom and HE, the "Guarantors"), the Issuer, and AMSC Subsidiary are parties to the Guaranty Issuance Agreement dated June 28, 1996. The Guaranty Issuance Agreement specifies the compensation to be provided by the Issuer and AMSC Subsidiary to Singapore Telecom, HE and Baron for the issuance by the Guarantors of guaranties of the obligations of AMSC Subsidiary under the long-term loan agreements that closed on July 1, 1996.

               Under the Guaranty Issuance Agreement, AMSC Subsidiary agreed that the aggregate outstanding principal amount of the loans under the long-term loan agreements, plus any amounts paid by the Guarantors with respect to principal, would not exceed the Borrowing Limit specified in the Performance Schedule. The Borrowing Limit is $130,000,000 during the period June 28, 1996 through November 15, 1996, and moves up on a quarterly basis thereafter provided that (a) AMSC Subsidiary has met certain Performance Tests specified in the Performance Schedule, or (b) Guarantors having a Pro Rata Share greater than 50% have waived compliance with the Performance Tests and consented to increased borrowings by AMSC Subsidiary. (Section 3)

               The Guaranty Issuance Agreement also contains a limited intercreditor arrangement among the Guarantors. If any Guarantor makes any payment under its guaranty or acquires any notes or obligations under the long-term loan agreements, thereafter all decisions to act or refrain from acting with respect to the enforcement of such notes or obligations against AMSC Subsidiary or the Issuer (including enforcement with respect to any collateral security therefor) must be approved by Guarantors having Pro Rata Shares equal to at least 80% of the outstanding obligations so paid or purchased. In addition, if any Guarantor does not make a required payment under its guaranty, and such payment is made by any other Guarantor, then the defaulting Guarantor shall be liable to reimburse the paying Guarantor for such

                                                             Page 20 of 29 Pages

payment on demand, and any amounts which would otherwise be payable to the defaulting Guarantor by AMSC Subsidiary or the Issuer or with respect to any collateral shall first be paid to the paying Guarantor until such payment has been fully reimbursed. (Section 13)

The HE Warrant and Registration Rights Agreement
- ------------------------------------------------

               Pursuant to the terms of the Guaranty Issuance Agreement, the Issuer issued to HE the HE Warrant dated June 28, 1996. The HE Warrant entitles HE to purchase from the Issuer 3,750,000 shares of Common Stock (the "Warrant Share Amount") at a purchase price per share of $24 (the "Exercise Price"). The HE Warrant is exercisable as of July 1, 1996, subject to certain restrictions, and expires on June 28, 2001. (Section 1 of the HE Warrant)

               The exercise of the HE Warrant is restricted where (a) such exercise would cause the Issuer's Alien Ownership Percentage to exceed the Accepted Alien Ownership Percentage Limitation (which is derived from alien ownership restrictions under Section 310(b) of the Communications Act), or (b) such exercise would require the Issuer to issue Common Stock without first having the stockholder approval necessary under Rule 4460(i)(1)(D) of the National Association of Securities Dealers, Inc. Under specified circumstances where exercise of the HE Warrant is prevented in whole or in part for either of the foregoing reasons, the Issuer is required to provide the holder of the HE Warrant with a payment of funds in lieu of the shares of Common Stock that are not issuable to such holder. (Sections 3 and 4 of the HE Warrant)

               The Warrant Share Amount and the Exercise Price are to be adjusted under certain conditions, including stock splits and asset distributions to holders of Common Stock. (Section 10 of the HE Warrant)

               In addition to the restrictions upon exercise of the HE Warrant described above, the number of shares of Common Stock for which the HE Warrant may be exercised is limited to the extent that certain financial performance tests restrict the Issuer's ability to borrow fully under the long-term loan agreements. Specifically, the HE Warrant provides that it can be exercised at any given time only for the number of shares of Common Stock which is equal to the applicable Warrant Share Amount as in effect from time to time, minus the Warrant Share Amount multiplied by a fraction, the numerator of which is the amount which, due solely to the applicable Borrowing Limit (as defined in the Guaranty Issuance Agreement) in effect at such time, is not available to AMSC Subsidiary under the long term loan agreements, and the denominator of which is $200,000,000. (Section 15 of the HE Warrant)

               The HE Warrant provides that the holder of the HE Warrant is entitled to certain registration rights under the Registration Rights Agreement dated June 28, 1996 with respect to the shares of Common Stock for which the HE Warrant may be exercised (the "Warrant Shares"). (Section 16 of the HE Warrant)

               Singapore Telecom, HE, Baron, and the Issuer are parties to the Registration Rights Agreement dated June 28, 1996. The Agreement provides a holder of the HE Warrant or Warrant Shares with certain demand and piggyback registration rights. The same registration rights are provided to the holders of the warrants issued to the other Guarantors (i.e., Singapore Telecom and Baron).

                                                             Page 21 of 29 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS
- ------   --------------------------------

               Exhibit I -- Joint Filing Agreement dated December 29, 1993.

               Exhibit II -- Amended and Restated Stockholders' Agreement dated as of December 1, 1993.

               Exhibit III -- Right of First Offer Agreement dated as of November 30, 1993.

               Exhibit IV -- Letter Agreement dated October 11, 1993.

               Exhibit V -- Securities Purchase Agreement dated as of January 19, 1996 and amended and restated as of April 19, 1996.

               Exhibit VI -- Guaranty Issuance Agreement dated April 19, 1996.

               Exhibit VII -- First Amendment to Guaranty Issuance Agreement dated as of June 7, 1996.

               Exhibit VIII -- Warrant dated January 19, 1996.

               Exhibit IX -- Registration Rights Agreement dated January 19, 1996, as amended and restated as of April 19, 1996.

               Exhibit X -- Standstill Agreement dated June 28, 1996.

               Exhibit XI -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996.

               Exhibit XII -- Guaranty Issuance Agreement dated June 28, 1996.

               Exhibit XIII -- Warrant dated June 28, 1996.

               Exhibit XIV -- Registration Rights Agreement dated June 28, 1996.

               Exhibit XV -- Waiver of Registration Rights dated June 27, 1996.

                                                             Page 22 of 29 Pages

Signature
- ---------

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  July 17, 1996             HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.

                                  /s/ Arlene C. Kahng
                                  -----------------------------
                                  Arlene C. Kahng
                                  Assistant Secretary

Dated:  July 17, 1996             HUGHES COMMUNICATIONS, INC.

                                  /s/ Arlene C. Kahng
                                  -----------------------------
                                  Arlene C. Kahng
                                  Assistant Secretary

Dated:  July 17, 1996             HUGHES AIRCRAFT COMPANY

                                  /s/ Roxanne S. Austin
                                  -----------------------------
                                  Roxanne S. Austin
                                  Vice President and Controller

Dated:  July 17, 1996             HUGHES ELECTRONICS CORPORATION

                                  /s/ Roxanne S. Austin
                                  -----------------------------
                                  Roxanne S. Austin
                                  Vice President and Controller

Dated:  July 17, 1996             GENERAL MOTORS CORPORATION

                                  /s/ Martin S. Darvick
                                  -----------------------------
                                  Martin S. Darvick
                                  Assistant Secretary

                                                             Page 23 of 29 Pages

SCHEDULE I TO SCHEDULE 13D
PAGE 1 OF 1

            Hughes Communications Satellite Services, Inc. ("HCSS")
            -------------------------------------------------------
                       Executive Officers and Directors
                       --------------------------------


          All directors and executive officers of HCSS are citizens of the United States. Unless otherwise specified, the business address of each person listed below is 1500 Hughes Way, Long Beach, California 90810.

Name and Address                      Position with HCSS            Principal Occupation or
- ----------------                      -------------------           -----------------------
                                                                    Employment
                                                                    ----------

Carl A. Brown                         Senior Vice President         Senior Vice President of HCSS


Jerald F. Farrell                     President                     President of Hughes
                                                                    Communications, Inc.

Edward J. Fitzpatrick                 Vice President                Vice President of HCSS

Arlene C. Kahng                       Assistant Secretary           Associate General Counsel
                                                                    and Assistant Secretary of
                                                                    Hughes Communications, Inc.

Harold E. McDonnell                   Executive Vice President      Executive Vice President
                                      and Chief Operating Officer   of HCSS

Elizabeth S.C.S Murray                Vice President and Chief      Vice President and Chief
                                      Financial Officer             Financial Officer of Hughes
                                                                    Communications, Inc.

John S. Perkins                       Vice President                Vice President of HCSS

Craig A. Stephens                     Vice President                Vice President of HCSS

Floyd R. Stuart                       Vice President                Vice President of HCSS

Daniel P. Sullivan                    Vice President                Vice President of HCSS

Scott B. Tollefsen                    Vice President, General       Vice President,
                                      Counsel and Secretary         General Counsel and
                                                                    Secretary of Hughes
                                                                    Communications, Inc.


                                                             Page 24 of 29 Pages

SCHEDULE II TO SCHEDULE 13D
PAGE 1 OF 3

                       General Motors Corporation ("GM")
                       ---------------------------------
                       Executive Officers and Directors
                       --------------------------------


          All directors and executive officers of GM are citizens of the United States.

          John G. Smale, Chairman of the GM Board of Directors and a Director of GM was born in Listowel, Ontario, Canada, and is a naturalized U.S. citizen.

          Dennis Weatherstone, a member of the GM Board of Directors, was born in London, England, and is a citizen of both the United States and Great Britain.

          Mr. Smale and Mr. Weatherstone are not aliens, therefore, disclosure is not required. In exercising an abundance of caution, their birth places and citizenship are provided.

          Unless otherwise specified, the business address of each person listed below is 3044 West Grand Boulevard, Detroit, Michigan 48202.

                                                                            Principal Occupation or
     Name and Address                    Position with GM                         Employment
     ----------------                    -----------------                        ----------
Anne L. Armstrong                   Director                            Chairman of the Board of
P.O. Box 1358                                                           Trustees, Center for  Strategic
Kingsville, TX 78364                                                    and International Studies


J.T. Battenberg III                 Executive Vice President and        GM Executive Vice President
                                    President of Delphi                 and President of Delphi
                                    Automotive Systems                  Automotive Systems

John H. Bryan                       Director                            Chairman and Chief Executive
Three First National Plaza                                              Officer, Sara Lee Corp.
Chicago, IL  60602

Thomas E. Everhart                  Director                            President, California Institute
Parsons-Gates Hall of                                                   of Technology
 Administration
1201 East California
 Boulevard, Rm. 204
Pasadena, CA  91125
Charles T. Fisher, III              Director                            Former Chairman and
P.O. Box 116                                                            President, NBD Bancorp Inc.
Detroit, MI  48232

Thomas A. Gottschalk                Senior Vice President and           Senior Vice President and
                                    General Counsel                     General Counsel of GM

                                                             Page 25 of 29 Pages

                                                                            Principal Occupation or
     Name and Address                    Position with GM                         Employment
     ----------------                    ----------------                         ----------
Louis R. Hughes                     Executive Vice President             GM Executive Vice President
                                                                         and President of International
                                                                         Operations

J. M. Losh                          Executive Vice President and         Executive Vice President and
                                    Chief Financial Officer              Chief Financial Officer of GM

J. Willard Marriott, Jr.            Director                             Chairman of the Board, CEO,
One Marriott Drive                                                       and President, Marriott
Washington, D.C.  20058                                                  Corporation

Ann D. McLaughlin                   Director                             Former U.S. Secretary of
4320 Garfield Street, N.W.                                               Labor; President, Federal City
Washington, D.C. 20007                                                   Council; Vice Chairman, The
                                                                         Aspen Institute

Harry J. Pearce                     Executive Vice President             Executive Vice President of
                                                                         GM

Eckhard Pfeiffer                    Director                             Chief Executive Officer and
                                                                         Director of Compaq Computer
                                                                         Corporation

Edmund T. Pratt, Jr.                Director                             Chairman Emeritus,
235 East 42nd Street,                                                    Pfizer, Inc.
23rd Floor
New York, NY  10017

John G. Smale                       Chairman of the Board of             Chairman of the Executive
P.O. Box 599                        Directors and Director               Committee and Chairman of
Cincinnati, OH 45201-0599                                                the Board, The Proctor &
                                                                         Gamble Company

John F. Smith, Jr.                  Chief Executive Officer,             GM Chief Executive Officer,
                                    President, and Director              and President

Louis W. Sullivan                   Director                             President, Morehouse School
720 Westview Drive, S.W.                                                 of Medicine; Former U.S.
Atlanta, GA  30310-1495                                                  Secretary of Health and Human
                                                                         Services

G. Richard Waggoner, Jr.            Executive Vice President and         GM Executive Vice President
                                    President of North American          and President of North
                                    Operations                           American Operations

Dennis Weatherstone                 Director                             Retired Chairman and Current
60 Wall Street,                                                          Director, J.P. Morgan & Co.
20th Floor                                                               Inc.; Member of Board of
New York, NY  10260                                                      Banking Supervision, Bank of
                                                                         England


                                                             Page 26 of 29 Pages

                                                                            Principal Occupation or
     Name and Address                    Position with GM                         Employment
     ----------------                    ----------------                         ----------
Thomas H. Wyman                     Director                            Former Chairman of the
The Equitable Center                                                    Board, CBS, Inc.; Chairman,
787 Seventh Avenue                                                      S.G. Warburg & Co., Inc.
New York, NY  10019

                                                             Page 27 of 29 Pages

SCHEDULE III OF SCHEDULE 13D
PAGE 1 OF 1


A. On June 15, 1992, a jury in Los Angeles, California, announced a verdict of guilty against Hughes Aircraft Company on one count of conspiracy to defraud the government in violation of 18 U.S.C. (S)371. The jury also found Hughes not guilty on two counts of making false statements. Hughes' co-defendant, a former environmental test shop foreman, was found not guilty by the same jury on all three counts. Judgment was entered on November 2, 1992, with a sentence of $3.5 million imposed. Hughes appealed and on March 24, 1994 the U.S. Court of Appeals for the Ninth Circuit denied the appeal. Hughes subsequently paid the $3.5 million fine but also asked the U.S Supreme Court to review the conviction. On November 7, 1994, the Supreme Court declined to review the case.

                                                             Page 28 of 29 Pages

SCHEDULE IV TO SCHEDULE 13D
PAGE 1 OF 2


          Following the announcement by Marriott Corporation ("Marriott") on October 5, 1992 that it intended to declare a special dividend to its common stockholders of the stock of an existing subsidiary of Marriott constituted to conduct much of Marriott's management businesses, several suits were commenced by Marriott bondholders challenging the special dividend transaction and alleging that Marriott had failed to make timely disclosure of its consideration of the special dividend transaction. In addition to Marriott, these lawsuits named J. W. Marriott, Jr. and other directors and officers of Marriott as defendants.

          All of the defendants, including Mr. Marriott, vigorously denied the allegations raised in the complaints filed by the bondholders. Eventually, all of the cases (excluding one case filed in state court) were consolidated before Judge Alexander Harvey of the United States District Court for the District of Maryland. After a period of negotiations between Marriott and various groups of bondholders, a settlement was reached between the defendants and the majority of Marriott's bondholders, including certain defined classes of Marriott bondholders and former bondholders. The class settlement was approved by Judge Harvey and has been completed.

          Following the class settlement, two sets of bondholders opted out of the settlement and continued to pursue claims for securities fraud. First, the State Board of Administration of the State of Florida, which held approximately $4 million of relevant bonds, continued to pursue its securities fraud claims. The State Board later reached a settlement with all defendants. Second, a group of former bondholders led by PPM America, Inc. continued to pursue its claims. As a group, they held approximately $135 million of Marriott bonds. The claims of a number of those bondholders, holding approximately $45 million of bonds, settled shortly before trial. The remaining claims proceeded to a jury trial before Judge Harvey. That trial completed with a mistrial on October 19, 1994.

          Following the mistrial, the defendants filed a motion asking the court to enter judgment in favor of the defendants on all remaining claims in the remaining litigation. That motion was granted. Plaintiffs have appealed that ruling.

          Edmund T. Pratt, Jr. a GM Director, is a defendant in a consolidated class action on behalf of persons who allegedly purchased Pfizer common stock during the March 24, 1989 through February 26, 1990 period pending in the United States District Court for the Southern District of New York. This lawsuit, which commenced on July 13, 1990, alleges that Pfizer and certain officers and former directors and officers violated federal securities law by failing to disclose potential liability arising out of personal injury suits involving Shiley heart valves and seeks damages in an unspecified amount. The defendants in this action believe that the suit is without merit and are vigorously defending it.

          Mr. Pratt is also a defendant in a derivative action commenced on April 2, 1990 against certain directors and officers and former directors and officers alleging breaches of fiduciary duty and other common law violations in connection with the manufacture and distribution of Shiley heart valves, pending in the Superior Court, Orange County, California. The complaint seeks, among other forms of relief, damages in an unspecified amount. The defendants in the action believe that the suit is without merit and are vigorously defending it.

                                                             Page 29 of 29 Pages

                                 EXHIBIT INDEX


Exhibit I -- Joint Filing Agreement dated December 29, 1993. (P)

Exhibit II -- Amended and Restated Stockholders' Agreement dated as of December 1, 1993. (P)

Exhibit III -- Right of First Offer Agreement dated as of November 30, 1993. (P)

Exhibit IV -- Letter Agreement dated October 11, 1993. (P)

Exhibit V -- Securities Purchase Agreement dated as of January 19, 1996 and amended and restated as of April 19, 1996.

Exhibit VI -- Guaranty Issuance Agreement dated April 19, 1996.

Exhibit VII -- First Amendment to Guaranty Issuance Agreement dated as of June 7, 1996.

Exhibit VIII -- Warrant dated January 19, 1996.

Exhibit IX -- Registration Rights Agreement dated January 19, 1996, as amended and restated as of April 19, 1996.

Exhibit X -- Standstill Agreement dated June 28, 1996.

Exhibit XI -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996.

Exhibit XII -- Guaranty Issuance Agreement dated June 28, 1996.

Exhibit XIII -- Warrant dated June 28, 1996.

Exhibit XIV -- Registration Rights Agreement dated June 28, 1996.

Exhibit XV -- Waiver of Registration Rights dated June 27, 1996.

                                   EXHIBIT A
                                (Face of Note)

 _____% Senior Subordinated Notes due 2005 [, Series] (no series designation)

No.                                                                 $__________

                           THE SELMER COMPANY, INC.

promises to pay to

or registered assigns,

the principal sum of

Dollars on ________ __, 2005.

Interest Payment Dates: ________ __, and ________ __

Record Dates: ________ __, and ________ __

                                            Dated: _____________ __, 199__

                                            The Selmer Company, Inc.


                                            By: __________________________
                                             Name:
                                             Title:

                                                   (SEAL)


This is one of the [Global]
Notes referred to in the
within-mentioned Indenture:

AMERICAN BANK NATIONAL ASSOCIATION,
as Trustee

By: _______________________________
       Name:
       Title:
==============================================================================

                                (Back of Note)

_____% Senior Subordinated Notes due 2005 (no series designation) [, Series A]


     [Unless and until it is exchanged in whole or in part for Notes in definitive form, this Note may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor Depositary or a nominee of such successor Depositary. Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New
York) ("DTC"), to the issuer or its agent for registration of transfer, exchange or payment, and any certificate issued is registered in the name of Cede & Co. or such other name as may be requested by an authorized representative of DTC (and any payment is made to Cede & Co. or such other entity as may be requested by an authorized representative of DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein.]/1/

          THE NOTE (OR ITS PREDECESSOR) EVIDENCED HEREBY WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER SECTION 5 OF THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND THE NOTE EVIDENCED HEREBY MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THE NOTE EVIDENCED HEREBY IS HEREBY NOTIFIED THAT THE SELLER MAY BE RELYING ON THE EXEMPTION PROVIDED BY RULE 144A UNDER THE SECURITIES ACT. THE HOLDER OF THE NOTE EVIDENCED HEREBY AGREES FOR THE BENEFIT OF THE COMPANY THAT (A) SUCH NOTE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1) (a) TO A PERSON WHOM THE SELLER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER (AS DEFINED IN OF RULE 144A UNDER THE SECURITIES ACT) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (b) IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144 UNDER THE SECURITIES ACT,
     (c) OUTSIDE THE UNITED STATES TO A FOREIGN PERSON IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 904 UNDER THE SECURITIES ACT OR (d) IN ACCORDANCE WITH ANOTHER EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT (AND BASED UPON AN OPINION OF COUNSEL IF THE Company SO REQUESTS), (2) TO THE COMPANY OR (3) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT AND, IN EACH CASE, IN ACCORDANCE WITH THE APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER APPLICABLE JURISDICTION AND (B) THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THE NOTE EVIDENCED HEREBY OF THE RESALE RESTRICTIONS SET FORTH IN (1) ABOVE.

     Capitalized terms used herein shall have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

     1. INTEREST. The Selmer Company, Inc., a Delaware corporation (the "Company"), promises to pay interest on the principal amount of this Note at _____% per annum from


- ------------------------
/1/ This paragraph should be included only if the Note is issued in global form.

___________, 1995 until maturity and shall pay the Liquidated Damages payable pursuant to Section 5 of the Registration Rights Agreement referred to below. The Company will pay interest and Liquidated Damages semi-annually on ________ __ and ________ __ of each year, or if any such day is not a Business Day, on the next succeeding Business Day (each an "Interest Payment Date"). Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of issuance; provided that if there is no existing Default in the payment of interest, and if this Note is authenticated between a record date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date; provided, further, that the first Interest Payment Date shall be __________, 1995. The Company shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue principal and premium, if any, from time to time on demand at a rate that is 1.0% per annum in excess of the rate then in effect; it shall pay interest (including post-petition interest in any proceeding under any Bankruptcy Law) on overdue installments of interest and Liquidated Damages (without regard to any applicable grace periods) from time to time on demand at the same rate to the extent lawful. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

     2. METHOD OF PAYMENT. The Company will pay interest on the Notes (except defaulted interest) and Liquidated Damages to the Persons who are registered Holders of Notes at the close of business on the ________ __ or ________ __ next preceding the Interest Payment Date, even if such Notes are cancelled after such record date and on or before such Interest Payment Date, except as provided in
Section 2.12 of the Indenture with respect to defaulted interest. The Notes will be payable as to principal, premium, interest and Liquidated Damages at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest and Liquidated Damages may be made by check mailed to the Holders at their addresses set forth in the register of Holders, and provided that payment by wire transfer of immediately available funds will be required with respect to principal of and interest, premium and Liquidated Damages on, all Global Notes and all other Notes the Holders of which shall have provided wire transfer instructions to the Company or the Paying Agent. Such payment shall be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

     3. PAYING AGENT AND REGISTRAR. Initially, American Bank National Association, the Trustee under the Indenture, will act as Paying Agent and Registrar. The Company may change any Paying Agent or Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

     4. INDENTURE. The Company issued the Notes under an Indenture dated as of _________, 1995 (the "Indenture") between the Company, the Guarantors and the Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (15 U.S. Code (S)(S) 77aaa-77bbbb). The Notes are subject to all such terms, and Holders are referred to the Indenture and such Act for a statement of such terms. The Notes are secured obligations of the Company limited to $105.0 million in aggregate principal amount.

     5.   OPTIONAL REDEMPTION.

          (a) Except as set forth in clause (b) of this paragraph 5, the Company shall not have the option to redeem the Notes pursuant to this paragraph 5 prior to ________ __, 2000. Thereafter, the Company shall have the option to redeem the Notes, in whole or in part, at the redemption prices

(expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on ___ of the years indicated below:

    Year                                Percentage
    ----                                ----------
    2000..........................        _______%
    2001..........................        _______%
    2002..........................        _______%
    2003 and thereafter...........        100.000%

    (b) Notwithstanding the provisions of clause (a) of this paragraph 5, at any time prior to ____ __, 1998, the Company may redeem up to 35.0% of the original aggregate principal amount of Notes with the net proceeds of an initial public offering of the common stock of the Company or the Parent Company at a redemption price equal to ___% of the principal amount thereof, in each case plus accrued and unpaid interest and Liquidated Damages thereon to the redemption date, if any; provided that at least 65.0% in aggregate principal amount of the Notes originally issued remain outstanding immediately after the occurrence of such redemption and that such redemption occurs within 60 days of the date of the closing of such initial public offering.

     6.  MANDATORY REDEMPTION.

     Except as set forth in paragraph 7 below, the Company shall not be required to make mandatory redemption payments with respect to the Notes.

     7.  REPURCHASE AT OPTION OF HOLDER.

         (a) If there is a Change of Control, the Company shall be required to make an offer (a "Change of Control Offer") to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of each Holder's Notes at a purchase price equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest and Liquidated Damages, if any, to the date of purchase on a date that is not more than 90 days after the occurrence of such Change of Control. Within 30 days following any Change of Control, the Company shall mail a notice to each Holder setting forth the procedures governing the Change of Control Offer as required by the Indenture.

         (b) If the Company or a Restricted Subsidiary consummates any Asset Sales, within five days of each date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, the Company shall commence an offer to all Holders of Notes (as "Asset Sale Offer") pursuant to Section 3.09 of the Indenture to purchase the maximum principal amount of Notes that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company (or such Restricted Subsidiary) may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Holders of Notes that are the subject of an offer to purchase will receive an Asset Sale Offer from the Company prior to any related purchase date and may elect to have such Notes purchased by completing the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes.

     8. NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each Holder whose Notes are to be redeemed at its registered address. Notes in denominations larger than $1,000 may be redeemed in part but only in whole multiples of $1,000, unless all of the Notes held by a Holder are to be redeemed. On and after the redemption date interest ceases to accrue on Notes or portions thereof called for redemption.

     9. DENOMINATIONS, TRANSFER, EXCHANGE. The Notes are in registered form without coupons in denominations of $1,000 and integral multiples of $1,000. The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, it need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

     10. PERSONS DEEMED OWNERS. The registered Holder of a Note may be treated as its owner for all purposes.

     11. AMENDMENT, SUPPLEMENT AND WAIVER. Subject to certain exceptions, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes, and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes. Without the consent of any Holder of a Note, the Indenture or the Notes may be amended or supplemented to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to Holders of the Notes in case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

     12. DEFAULTS AND REMEDIES. Events of Default include: (i) default for 30 days in the payment when due of interest or Liquidated Damages, if any, on the Notes; (ii) default in payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise, (iii) failure by the Company for 30 days after notice to the Company by the Trustee or the Holders of at least 25.0% in principal amount of the Notes then outstanding to comply with Section 4.07, 4.09, 4.14 or 5.01 of the Indenture; (iv) failure by the Company for 45 days after notice to the Company by the Trustee or the Holders of at least 25.0% in principal amount of the Notes then outstanding to comply with certain other agreements in the Indenture and the Notes; (v) default under certain other agreements relating to Indebtedness of the Company which default results in the acceleration of such Indebtedness prior to its express maturity; (vi) the findings of any Guarantee to be unenforceable or invalid the default on any Guarantee or the disaffirmation by any Guarantee of in any judicial proceeding, its Guarantee; (vii) certain final judgments for the payment of money that remain undischarged for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material

Subsidiaries. If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25.0% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest. The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes. The Company and the Guarantors are required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

          12. TRUSTEE DEALING WITH COMPANY. The Trustee, in its individual or any other capacity, may make loans to, accept deposits from, and perform services for the Company or its Affiliates, and may otherwise deal with the Company or its Affiliates, as if it were not the Trustee.

          13. NO RECOURSE AGAINST OTHERS. A director, officer, employee, incorporator or stockholder, of the Company, as such, shall not have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

          14. AUTHENTICATION. This Note shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

          15. ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

          16. ADDITIONAL RIGHTS OF HOLDERS OF TRANSFER RESTRICTED SECURITIES. In addition to the rights provided to Holders of NOtes under the Indenture, Holders of Transferred Restricted Securities shall have all the rights set forth in the, the Guarantors Exchange Registration Rights Agreement dated as of ______, __, 1995, between the Company and the parties named on the signature pages thereof (the "Registration Rights Agreement").

          17. CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Notes and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption and reliance may be placed only on the other identification numbers placed thereon.

     The Company will furnish to any Holder upon written request and without charge a copy of the Indenture and/or the Registration Rights Agreement. Requests may be made to:

          The Selmer Company, Inc.
          600 Industrial Parkway
          Post Office Box 310
          Elkhart, Indiana 46515
          Attention:  Michael R. Vickrey
          Telecopier No.: (219) 522-0334

                                ASSIGNMENT FORM


     To assign this Note, fill in the form below: (I) or (we) assign and transfer this Note to

- -------------------------------------------------------------------------------
                 (Insert assignee's soc. sec. or tax I.D. no.)

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------

- -------------------------------------------------------------------------------
             (Print or type assignee's name, address and zip code)

and irrevocably appoint________________________________________________________
to transfer this Note on the books of the Company. The agent may substitute another to act for him.

- -------------------------------------------------------------------------------

Date: __________________


                                  Your Signature:
                                                 ------------------------------
                                   (Sign exactly as your name appears on the
                                    face of this Note)


Signature Guarantee.

                      OPTION OF HOLDER TO ELECT PURCHASE

          If you want to elect to have this Note purchased by the Company pursuant to Section 4.10 or 4.14 of the Indenture, check the box below:

          [_] Section 4.10                                 [_] Section 4.14

          If you want to elect to have only part of the Note purchased by the Company pursuant to Section 4.10 or Section 4.14 of the Indenture, state the amount you elect to have purchased:
$___________


Date:_______________              Your Signature:
                                                 -------------------------------
                                              (Sign exactly as your name appears
                                              on the Note)

                                  Tax Identification No.:
                                                         -----------------------


Signature Guarantee.